COHEN & STEERS SELECT UTILITY FUND, INC.

C/O COHEN & STEERS CAPITAL MANAGEMENT, INC.

280 PARK AVENUE

NEW YORK, NEW YORK 10017

February 8, 2007

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Keith A. O'Connell, Esq.

Re:	Cohen & Steers Select Utility Fund, Inc. (the "Fund")
Registration Statement on Form N-2 (File Nos. 333-139563; 811-21485)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effective date of the above-referenced Registration Statement to as soon as may be practicable on Monday, February 12, 2007.

The request of the representative of the underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated, for acceleration and certain information regarding distribution of the Preliminary Prospectus, dated February 8, 2007, will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS SELECT UTILITY FUND, INC.

By:	/s/ John E. McLean Name: John E. McLean Title: Secretary